[Letterhead of Locke Liddell & Sapp LLP]

Via EDGAR

November 4, 2004

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Elaine Wolff
Michael McTiernan

Re:	U.S. Restaurant Properties, Inc.
Registration Statement on Form S-4 Filed September 20, 2004
Registration No. 333-119116

Ladies and Gentlemen:

On behalf of our client, U.S. Restaurant Properties, Inc., a Maryland corporation (the “Company”), please find enclosed for filing Amendment No. 1 (the “Amendment”) to the captioned registration statement (the “Registration Statement”), which we have marked to show changes from the Registration Statement filed by the Company on September 20, 2004.

We have amended the Registration Statement in response to your letter, dated October 22, 2003 (the “Comment Letter”), with respect to the Registration Statement. For your convenience, each of the Company’s responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter. Page references in your comments, as reprinted in this letter, have been revised to reflect the changed pagination in the Amendment. Page references contained in certain of the responses contained below refer to page numbers in the courtesy copies of the Amendment provided to the Staff.

Capitalized terms used in this letter and not otherwise defined herein have the meanings provided in the Registration Statement or the Comment Letter, as applicable. The following are the Company’s responses to the Staff’s comments.

General

1.	Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please supplementally provide us with copies of these materials and indicate the date they were first used. Please provide us with forms of the proxy cards.

U.S. Securities and Exchange Commission

November 4, 2004

Under separate cover, the Company, CNL Restaurant Properties, Inc. and the CNL Income Funds (collectively, the “Companies”) will provide supplementally all materials heretofore used to aid in the solicitation of proxies. Each of these materials was filed under cover of a Rule 425 filing on or prior to the date of first use. Any future materials will be filed under cover of a Rule 425 filing on or prior to the date of first use. Forms of proxy cards and consent forms have been filed as exhibits 99.5, 99.6 and 99.7 to the Amendment.

2.	Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

The Companies do not currently anticipate using any pictures, graphics or artwork.

3.	Please include the disclosure required by Item 1 of Schedule 14A and Rule 14a-5(e) relating to shareholder proposals.

Complied with by adding a section entitled “Stockholder Proposals for the 2005 Annual Meetings” commencing on page 199.

4.	We note that the Class A preferred shares to be issued by USRP are callable at any time and the Class C are callable at any time after an as yet undisclosed date in 2009. Please revise the title of the preferred shares so that they reference the callable features.

Complied with by adding bullet points discussing the call features under the question “What will I receive in the merger?” on pages 3 and 5.

5.	We note from your notices to stockholders that the proxy may confer upon the persons named as proxies discretionary authority to vote with respect to other matters properly presented at the special meeting. Please tell us supplementally which of the general categories of matters identified in Rule 14a-4(c) as properly being the subject of discretionary authority may be presented at the special meeting. In addition, if discretionary authority is to be conferred with respect to matters which you do not know are to be presented at the special meeting, please include in your proxy statement and/or your form of proxy as appropriate to include the statement to that effect required by Rule 14a-4(c)(3).

The Companies do not currently anticipate any matters being the subject of discretionary authority other than matters incident to the conduct of the meetings. The Amendment contains an added section commencing on page 200 entitled “Other Matters” which contains the information required by Rule 14a-4(c)(3).

Prospectus Cover Page

6.	Please revise to include the time, date and place information for the meetings. Refer to Item 1 of Schedule 14A.

Complied with by revising the cover page to include the requested disclosure.

U.S. Securities and Exchange Commission

November 4, 2004

7.	Please identify the persons making the proxy solicitation. Refer to Item 4 of Schedule 14.

Complied with by revising the cover page to include the requested disclosure.

8.	Please briefly summarize the material conditions to the consummations of the mergers.

Complied with by revising the cover page to include the requested disclosure.

9.	Please disclose the dollar value of the common and preferred stock to be received in the mergers per share as a result of the exchange ratios.

Complied with by revising the cover page to include the requested disclosure.

10.	Please revise to list the ticker symbols and the exchange on which shares of USRP trade and the prices of each on the day immediately preceding the public announcement of the merger.

Complied with by revising the cover page to include the requested disclosure.

11.	Please disclose here and in the summary the aggregate dollar consideration to be paid to shareholders and unitholders.

Complied with by revising the cover page and pages 13 and 14 to include the requested disclosure.

Questions and Answers About the Mergers, the Special Meetings and the Consent Solicitations, page 1

12.	Please revise so that the Q&A section does not repeat information in the summary. Refer to the direction provided in Rule 421 of Regulation C and Release 33-7497.

Complied with.

13.	Please revise to include as one of the first questions a question as to when the original Income Fund partnership offerings contemplated liquidation and return of the investment and why that is no longer happening. Please include the information from the original offerings rather than the duration of the limited partnership under its limited partnership agreement. Similarly, please revise to disclose that by December 31, 2005 CNLRP would be required to list its shares on a national securities exchange or over the counter market or commence liquidation.

Complied with by adding a question entitled “Why are the general partners pursuing the Income Fund mergers at this time?” on page 1 and adding disclosure relating to the requirement that CNLRP list its shares or liquidate in the response to the question titled “Why are the parties proposing to merge?” on page 1.

U.S. Securities and Exchange Commission

November 4, 2004

14.	Please revise the summary and the risk factors to highlight the fact that since the Class A preferred shares may be redeemed by USRP at any time and the Class C at any time after 2009 for an amount equal to $25, it is unlikely that the market price for the shares will ever exceed $25.

The Company notes that there are circumstances under which the preferred stock may trade at a price higher than the redemption price. For example, in light of the preferred stock’s convertibility feature, the price of the preferred stock will likely increase when the price of the common stock increases to a level above the conversion price. Therefore, the Company has not included the requested disclosure.

15.	Please provide a brief description of the material terms of the Series A and Series C preferred stock to be issued in the Income Fund merger and CNLRP Merger, respectively, in the answer to the question “What will I receive in the merger?” Please include disclosure regarding the listing of the preferred stock.

Complied with by revising pages 3 and 5 to include the requested disclosure.

Why are the parties proposing to merge?, page 1

16.	The discussion of the reasons why management is making the offer should be presented in a balanced format to present the detriments of the offer. The detriments should be presented in a question immediately following this question or within this question and presented in the same format as the benefits are being presented. The discussion here as well as the discussion on page 16 of the adverse effects of the offer and the discussion of the negative factors considered should include disclosure that:

•	Distributions from USRP are likely be lower than the distributions presently received by CNLRP stockholders, quantifying pro forma amounts;

•	Income per share of USRP is likely to be lower than income per share of CNLRP, quantifying pro forma amounts;

•	If true, the book value per unit of each of the Income Funds exceeds the offered cash value per Unit;

•	Limited partners in the Income Funds will be foregoing their right to all future distributions made by the Income Funds, including distributions from any net proceeds of a sale or refinancing of the Income Funds’ assets or distributions upon liquidation of the Income Funds, which distributions could be higher than the amounts realized from the sale of Series A preferred stock;

•	Limited partners in the Income Funds who exchange for preferred shares will relinquish their right to share in any future appreciation in the value of the assets;

U.S. Securities and Exchange Commission

November 4, 2004

•	The prices at which the preferred shares trade may be substantially less than the liquidation preference of $25 per share;

•	Holders of the preferred shares will have substantially less voting rights than limited partners of the income Fund and holders of common stock;

•	The Income Funds’ General Partners’ affiliation with CNLRP creates a conflict of interest and a brief description of the benefits to be received by the General Partners and management of CNLRP;

•	The exchange of interests in the Income Funds for shares of USRP will generally be a taxable event for federal income tax purposes that may result in gain.

Substantially complied with by adding a question entitled “What negative factors did the parties consider in deciding to merge?” to page 1 and adding related disclosure under the heading “Negative Factors Considered by the Parties” to page 16.

The Companies believe that the Staff request to include language that income per share of USRP is likely to be lower than income per share of CNLRP, quantifying pro forma amounts, is somewhat misleading and not particularly relevant to the investor in making his or her investment decision. As you know, the metric used for the purposes of valuing REITs is funds from operation or FFO. Keeping with the Staff’s general desire not to use non-GAAP measures, the Companies chose not to use FFO as an indicator in this question and answer. However, for purposes of reference, FFO on a pro forma basis for the six months ended September 30, 2004 comes to $0.57 as derived from the pro formas set forth on page 27 versus $0.53 for the same period as derived from the historical financials set forth on page 25. The impact of real estate depreciation due to assets written-up pursuant to purchase accounting distorts GAAP earnings in the pro formas. In addition, neither the GAAP earnings or the FFO amounts reflect expected synergies in the transaction which would increase both GAAP earnings and FFO.

The Companies have not included disclosure that the book value per Income Fund unit exceeds the offered cash value per Income Fund unit. Since the cash component represents only 84% of the consideration per unit to be paid to the Income Fund limited partners in each Income Fund merger, the Companies believe that any comparison of the book value per Income Fund unit to the merger consideration per Income Fund unit should be based on aggregate consideration (cash plus NYSE-listed Series A preferred stock) per Income Fund unit to be received in the merger. A chart comparing for each Income Fund the book value per unit with the cash consideration per unit and aggregate consideration per unit to be received in each Income Fund merger will be provided to you supplementally under separate cover.

What will I receive in the merger?, page 3

U.S. Securities and Exchange Commission

November 4, 2004

17.	We note that you have disclosed the liquidation preference for the preferred shares. Please revise to clarify that the liquidation preference of the preferred shares does not entitle holders of preferred shares to receive any minimum amount upon liquidation of the but instead only entitles them to receive a portion of any funds available for distribution in the event of a liquidation, after all creditors and other obligations have been paid, prior to any distributions to the holders of common stock. Please also revise to clarify that although any unpaid distributions will accumulate, no interest will be paid with respect to those unpaid distributions.

Complied with by including the requested disclosures as part of the disclosure relating to the Series A and Series C preferred stock under the questions “What will I receive in the merger?” on page 3. Equivalent disclosure appears with regard to the Series C preferred stock on page 6.

Will I receive future distributions with respect to the shares of USRP common stock and preferred stock that I receive in the merger?, page 6

18.	Please revise to disclose historical information of dividends paid by USRP rather than annualizing the last dividend. Further, please revise to disclose the same information regarding dividends paid by CNLRP. In this connection we note your statement on page 46 that you have not included distributions per share for CNLRP from 1995 through 1998 because the actual amounts varied depending upon the date of purchase. Please revise to disclose a separate chart depicting the dividends paid for the last three years by CNLRP.

Complied with by adding the requested disclosure relating to historical distributions of USRP and CNLRP to page 6 and providing a chart listing distributions declared by CNLRP for the last three years to page 46.

19.	Please revise to clarify that all distributions payable with respect to the preferred shares are not guaranteed to be paid, and that, prior to being made, each such distribution must be approved by the board of directors and may only be paid out of legally available funds.

Complied with by revising pages 4 and 6 to include the requested disclosure.

20.	Please revise to clarify that, because holders of common and preferred shares will not share in any appreciation in the value of USRP’s assets, the return on their investment will never exceed the amount of the preferential distributions and may be less than that amount.

Substantially complied with by revising page 6 to include the requested disclosure relating to preferred stock. The Company believes that the holders of USRP common shares will have the opportunity to share in any appreciation of USRP’s assets, potentially through an increase in the trading price of the common stock.

U.S. Securities and Exchange Commission

November 4, 2004

What are the tax consequences of the merger to me?, page 6

21.	Please supplementally advise us why counsel is assuming that the Series C preferred stock is not classified as “nonqualified preferred stock.” Please note that if counsel does not believe that this is a taxable transaction counsel must include an opinion of counsel regarding the material tax consequence to investors.

Counsel must assume that the Series C Preferred Stock is not classified as “nonqualified preferred stock” because there is little guidance concerning whether stock like the Series C preferred stock constitutes nonqualified preferred stock. As discussed in “Material Federal Income Tax Consequences – Tax Consequences of the Merger of CNLRP into USRP,” counsel believes that it would be reasonable for the IRS to adopt rules similar to the Section 305 regulations, which contains a safe harbor. Counsel believes that the Series C preferred stock should not be treated as nonqualified preferred stock if the same safe harbor were adopted for purposes of applying the nonqualified preferred stock rule. However, in the absence of guidance, counsel is unable to assure that the IRS will not assert that the Series C preferred stock is nonqualified preferred stock.

Summary, page 10

22.	Please revise the introductory paragraph to clarify that this section summarizes all material information, not merely selected information.

Complied with by revising the referenced sentence on page 10 to state that the summary highlights “certain material” information.

23.	Please revise to clarify how the consideration to be received by the limited partners of the Income Funds and CNLRP stockholders was determined. In this connection, please provide a clear and detailed discussion of all bases considered in determining each exchange ratio. Please do not provide a description of the manner in which the ratioswere determined, for example, the parties who determined the ratios, but rather the bases for such determination.

Complied with by adding a subsection entitled “Determination of Merger Consideration” to the summary on page 14.

24.	Please revise to clarify the nature of the amendment to CNLRP’s charter and the Income Funds limited partnership agreements that stockholders and limited partners are being asked to vote upon.

Complied with by revising page 21 to add a separate portion of the summary devoted to the amendments.

CNL Restaurant Properties, Inc., page 10

25.	Please disclose that CNLRP’s common stock is not listed on any exchange or otherwise publicly traded.

U.S. Securities and Exchange Commission

November 4, 2004

Complied with by revising page 11 to include the requested disclosure.

The Mergers – What the Income Fund Limited Partners will Receive in the Mergers, page 13

26.	Please add a column to the table for fund inception date.

Complied with by adding the requested column to the table on page 14.

The Mergers—Ownership of the Combined Company, page 15

27.	Please disclose what percentage of the Series A preferred stock will be held by Income Fund holders upon consummation of the Income Fund mergers.

Complied with by revising page 15 to disclose that Income Fund limited partners and current USRP preferred stockholders will hold approximately 47% and 53% of the Series A preferred stock following the completion of the mergers, assuming all of the Income Fund mergers are completed.

The Mergers – Risks Relating to the Mergers, page 16

28.	Please disclose in the third bullet that you have already incurred substantial expenses in connection with the merger.

Complied with by revising page 16 to include the requested disclosure.

29.	Please add a risk factor that investors may receive lower distributions on the newly issued USRP shares than they have historically received on their CNLRP shares or Income Fund units.

Complied with by revising page 16 to include a risk factor comparing distributions between one share of CNLRP common stock and the merger consideration to be received for one share of CNLRP common stock.

30.	Please revise the last bullet point to quantify the debt of the combined company and to disclose the risk that this will limit its ability to make distributions.

Complied with by revising the referenced bullet point on page 16 to include the requested disclosure.

The Mergers – Conditions to the Mergers, page 17

31.	Please revise the seventh bullet to more clearly state the condition.

Complied with by revising page 17 to include the requested disclosure.

The Mergers – Termination of the Mergers, page 18

U.S. Securities and Exchange Commission

November 4, 2004

32.	The use of quotation marks around words suggests a defined term. Please remove the quotation marks from the terms “acquisition proposal” and “superior proposal” or, if the common meaning is not accurate, provide a more accurate description.

Complied with by deleting quotation marks.

Recommendations of Boards of Directors and General Partners and Opinions of Financial Advisors, page 19

33.	Please revise this section to reflect the recommendations of the respective boards of directors and general partners with respect to the proposed amendments to the organizational documents.

Complied with by revising page 19 to include the requested disclosure.

Conflicts of Interest of General Partners, Directors and Executive Officers in the Mergers, page 20

34.	In the third bullet, please summarize the consideration to be received by Messrs, Seneff and Bourne in the mergers.

Complied with by revising page 20 to include disclosure of the aggregate cash, number of shares of USRP common stock and number of shares of USRP Series A and C preferred stock to be received by Messrs. Seneff and Bourne.

35.	Please disclose the aggregate dollar amount of severance payments that may be paid to the executive officers of USRP as a result of the mergers.

Complied with by revising page 20 to include the disclosure that USRP’s executive officers will receive an aggregate of $975,500.

Material Federal Tax Consequences of the Mergers, page 21

36.	Please clarify that holders of CNLRP common stock and limited partners of the Income Funds should consult their tax advisors for advice regarding their particular tax circumstances. The prospectus should disclose the general federal income tax consequences of the merger.

Complied with by revising the disclosure on page 21 to include “in light of his or her particular tax circumstances.” With regard to the final sentence of your comment, complied with by the existing discussion of the general federal income tax consequences of the merger on page 21 and commencing on page 173.

Risk Factors, page 30

37.	Please conform this section to changes made to the summary.

U.S. Securities and Exchange Commission

November 4, 2004

Complied with.

The Chairman and Vice-Chairman of CNLRP have interests in the completion of the CNLRP merger that may conflict with the interests of other CNLRP stockholders, page 31

38.	Please disclose in the third bullet the treatment of the amounts owed to Mr. Seneff in connection with the mergers.

Complied with by revising page 31 to include disclosure that the referenced indebtedness will be converted to five-year term notes payable by the combined company.

Tenant bankruptcy proceedings could negatively affect the combined company’s income, page 34

39.	Please quantify, based on percentage of total base rent or some other metric, the amount of tenant bankruptcies suffered by each of USRP, CNLRP and the Income Funds.

Complied with by revising page 34 to include information relating to properties affected by bankruptcy proceedings.

The combined company may not be able to re-lease properties upon the termination or expiration of leases at comparable lease rates or at all, page 35

40.	Please quantify the percentage of the combined company portfolio that is subject to near-term lease expiration.

Complied with by revising page 35 to include the percentage of the portfolio of each of the Companies with leases subject to expiration within the next five years.

The amount of debt that the combined company will have and the restrictions imposed by that debt could adversely affect its business and financial condition, page 35

41.	Please revise to provide a separately captioned risk factor that the $1.2 billion in debt of the combined company will limit its ability to make distributions.

Complied with by revising page 36 to add a risk factor entitled “The amount of debt that the combined company will have and the restrictions imposed by that debt could adversely affect its ability to make distributions on its outstanding common and preferred stock.”

Distribution Policy, page 44

42.	We note that the successor company expects to maintain the current distribution level of USRP. Please reflect either the most recent quarterly dividend paid or the historical dividends paid for the prior 12 months.

U.S. Securities and Exchange Commission

November 4, 2004

Complied with by revising to state the historical dividend paid for the prior 12 months on page 44.

CNL Restaurant Properties

43.	We note your statement that the operations of the specialty finance segment have not contributed to distributions of common stock and that CNLRP elected to reinvest and not distribute earnings of its specialty finance segment. We note further your disclosure that because of the difficulties experienced by such segment beginning in 2001, Mr. Seneff made loans or purchased shares in order to maintain CNLRP’s historical level of distributions during this period. Please revise to clarify how these loans and purchases were necessary to fund distributions if the revenues from the specialty finance segment were not included in the amount required to calculate 90% of taxable income.

Complied with by revising the disclosure on page 44 to state that the loans and purchases were not necessary to maintain the distribution level for REIT tax purposes.

44.	We note your discussion that the ability of CNLRP to fully fund distributions from operations has been affected by negative developments in the franchise asset-backed securitization market. Please revise to provide a similar explanation regarding how USRP funded its distributions. In this connection we note your disclosure from your 10-K for the period ended December 30, 2003 that of the $1.32 of common stock dividends declared in 2003, $0.805 or 60.99% represented an ordinary dividend, $0.41 or 31.06% represented return of capital and $0.105 or 7.95% represented a 20% rate long-term capital gain.

Complied with by revising the disclosure on page 44 to state that the dividends paid by the Company with respect to its common stock were funded through cash flows from operating activities.

The Proposed Mergers, page 56

Background of the Mergers, page 56

45.	In a clear and detailed discussion, please describe how the merger consideration was determined, including all bases considered in the determination.

Complied with by adding a subsection entitled “Determination of Merger Consideration” to page 64.

46.	Please provide additional disclosure regarding the Income Fund general partners discussions with “Investor Z”, the determination that a potential cash offer of up to $550 million in cash was not worth pursuing, and whether the general partners or their financial advisors pursued additional negotiations with Investor Z following the USRP withdrawal of its terms on February 17.

U.S. Securities and Exchange Commission

November 4, 2004

Complied with by adding additional discussion of the general partners’ reasons for their election to move forward with the USRP offer and adding a discussion of the general partners’ determination not to reopen negotiations with investor Z on pages 61 and 62.

47.	Please revise your disclosure to describe in reasonable detail, every significant contact, negotiation or discussion between the parties and their representatives. The disclosure should include the names of the persons who attended each meeting, the nature and substance of the discussions and the positions taken by the parties. The disclosure should also provide stockholders and limited partners with an understanding of how, when and why the terms of the proposed transactions evolved during the course of the parties’ discussions. In this connection, please make the following revisions:

•	We note the statement on page 61 that on February 17, 2004, USRP withdrew its previous terms to CNLRP and presented revised terms based on changes in the trading price of USRP’s common stock and “certain due diligence issues.” Please revise to describe in more detail the revised terms presented and the “certain due diligence issues” and the changes in the trading price that led to the suspension in negotiations.

•	Please describe in more detail the terms of the revised proposals and alternatives presented in late February and early March and the reasons for the rejection of each such proposal and alternative.

•	We note that the potential advantages of listing of CNLRP shares in conjunction with a public-market equity raise with proceeds funding a cash offer for the Income Funds were discussed at a meeting on March 10, 2004. Please revise to disclose the nature of the advantages discussed and why this alternative was rejected.

•	Please revise to discuss in more detail the “certain valuation” issues that Messrs. McWilliams and Stetson expressed an interest in pursuing at the meeting on May 10, 2004.

•	Please revise to discuss in more detail the “possible structures for a merger transaction” that were discussed in the meeting on May 18, 2004.

•	We note that on May 28, 2004 USRP’s financial advisors discussed prices for the Income Funds that were lower than those discussed earlier in the year. Please revise to disclose the prices discussed on May 28, 2004 and those discussed earlier in the year.

Substantially complied with by making the following revisions:

•	clarifications relating to “certain due diligence issues” and “certain valuation issues” on pages 61 and 62.

U.S. Securities and Exchange Commission

November 4, 2004

•	a discussion of the potential advantages of listing of CNLRP shares and an explanation of why this alternative was not pursued on page 61.

•	additional information relating to “possible structures” on page 62.

•	disclosure of the prices discussed on May 28, 2004 on page 62.

The Companies have not provided additional disclosure relating to the revised proposals and alternatives presented in late February and early March. The principal reason that these proposals were not accepted was failure to agree on price, which, in effect, means a failure to agree on the relevant exchange ratio. The Companies believe that they have met their disclosure obligation by stating that no agreement was reached regarding possible exchange ratios. The Companies wish to note that these proposals were very preliminary by nature, representing tentative starting points from which negotiations might emerge. As such, they were not proposals which could be accepted or rejected. The decisions not to pursue any of such proposals were merely tactical decisions that the applicable party did not wish to commence serious negotiations at that point based on the discussions as they existed at that time. Further, the valuation discussions were explicitly premised on and subject to a number of conditions, including adequate due diligence on properties and other factors, including lease terms, location and tenant quality. Merely stating the exchange ratios preliminarily raised at these times would not be meaningful in the absence of other factors, which the Companies do not believe provides the investor information which the investor would deem meaningful in voting for or against the merger. For the same reason, a discussion of the prices prior to May 28, 2004 was not provided.

Reasons for the Mergers, page 65

48.	Please disclose whether the USRP special committee considered the lease rollover risk of the Income Fund portfolio as a negative factor of the proposed merger.

Complied with by revising page 67 to include disclosure that the USRP special committee considered the lease rollover risk of the Income Fund portfolio.

49.	We note your disclosure that the Income Fund general partners considered alternatives to the mergers, including a property liquidation, but determined that the mergers were “more desirable.” Please include additional disclosure regarding why the general partners concluded the mergers were more desirable and disclose whether the general partners or their financial advisors conducted a valuation analysis of the portfolio in a liquidation scenario.

Complied with by adding a discussion of the general partners’ determination of alternatives to the Income Fund mergers and their decision not to conduct a liquidation valuation analysis on page 71.

U.S. Securities and Exchange Commission

November 4, 2004

50.	Describe how each factor affected the board’s fairness and best interests determination and recommendation. Address why and how the board determined the merger is fair to and in the best interests of shareholders rather than simply itemizing the factors considered by the board. Quantify relevant factors, particularly those that relate to the financial implications of the proposed merger. If no analysis to quantify particular factors was undertaken, describe why not and discuss how the conclusions were reached in the absence of such data. In this connection we note, for example only, the second factor listed on page 68 and the seventh factor listed on page 69. Further, please revise to describe each factor considered rather than cross-referencing to the “risk factor” discussion as you have on pages 67 and 69.

The Companies believe that the discussion of the factors considered by the special committees and the general partners is accurate. Neither the special committees nor the general partners quantified the factors considered but rather viewed them in their totality, with each special committee member or general partner placing such significance on any individual factor as he believed appropriate. The cross references have been deleted.

Opinions of Financial Advisors, page 72

51.	Please supplementally provide us with copies of any materials prepared by the financial advisors in connection with their fairness opinions, including, among other things, any “board books,” drafts of fairness opinions provided to the boards of directors or general partner, as the case may be, and any summaries of presentations made to the boards of directors or general partners. We may have further comment on your disclosure once we have had the opportunity to review those materials.

Under separate cover, the Companies are providing to you supplementally the “board books” provided to the directors of CNLRP and USRP and the general partners of the Income Funds and draft fairness opinions provided to the general partners of the Income Funds.

52.	To the extent certain financial information, including financial projections, were exchanged among the parties and/or provided to the financial advisor, please provide the staff with copies of all non-public information received by the companies, their affiliates and representatives that led to the execution of the merger agreement. If you conclude that the non-public information is not material and therefore need not be disclosed, please provide the basis for that conclusion.

Except for the financial projections contained in the board books, no other material non-public information was exchanged between the parties or provided to the financial advisors prior to the execution of the merger agreements. All other information was strictly general information that, on a stand-alone basis, was not material, but was important in order to allow the financial advisors to opine as to the fairness of the transaction. Examples of this type of information would include rent rolls, vacancies, percentage rents and tenant rollover.

U.S. Securities and Exchange Commission

November 4, 2004

Valuation Analysis, page 74

53.	In the note to the consideration table, please disclose the beginning and end date of the twenty-day period and clarify the valuation method of the Series C preferred stock.

Complied with by revising the note at the foot of the table on page 74 to include the requested disclosure.

Net Asset Valuation Analysis, page 103

54.	Please disclose how the financial advisor determined the range of capitalization rates used in the net asset valuation analysis and the discounted cash flow analysis.

Complied with by revising page 103 to add the requested disclosure.

55.	Please disclose the “customary fee” to be paid to Wachovia Securities upon consummation of the Income Fund mergers.

Complied with by revising page 105 to add the requested disclosure.

The Merger Agreements, page 107

56.	Please add disclosure regarding the indemnification provisions of the agreements and the provision relating to the assumption of CNLRP employee compensation plans.

Complied with by revising page 114 to include the requested disclosure.

Covenants, page 110

57.	Please provide additional disclosure regarding the resignation of the officers and directors of USRP upon consummation of the mergers.

Complied with by revising page 114 to include the disclosure relating to the condition to closing in the CNLRP merger agreement relating to director resignations and the planned resignation of USRP’s current executive officers of their positions.

Conflicts of Interest of General Partners, Directors and Executive Officers in the Mergers, page 130

General Partners of the Income Funds, page 130

58.	Please disclose that the combined company will assume the loans made by Mr. Seneff.

Complied with by revising page 131 to include the requested disclosure.

Directors and Executive Officers of CNLRP, page 130

U.S. Securities and Exchange Commission

November 4, 2004

59.	Please disclose that the CNLRP directors and executive officers will receive equivalent positions in the combined company, that certain current employment agreements will be assumed by the combined company and that the combined company will have more stringent takeover protections than CNLRP.

Complied with by revising page 131 to include the requested disclosure.

Comparison of Rights of Holders of CNL Restaurant Properties Common Stock and U.S. Restaurant Properties Common Stock, page 158

60.	Please disclose the length of the term of directors for each company.

Complied with by revising page 159 to include the requested disclosure.

61.	Please disclose the ownership limitations for each company.

Complied with by revising page 165 to include the requested disclosure.

Business Relationships Between CNL Restaurant Properties and the Income Funds, page 191

62.	Please disclose whether or not there have been any relationships or transactions described in Item 6 to Form S-4 between USRP and CNLRP or the Income Funds.

Complied with by revising page 191 to disclose the absence of such relationships or transactions.

Experts, page 192

63.	Please identify the accountants.

The Company acknowledges your comment. The amendment to be filed following the time at which the Forms 8-K discussed in comments 69 and 70 are filed will identify the accountants.

Legal Matters, page 193

64.	Please specify that the certain tax matters will include a REIT qualification opinion and a IRC Section 368(a) opinion.

Complied with by revising page 193 to include the requested disclosure.

Proposals to Adopt Amendments to Organizational Documents, page 122

Amendments to CNL Restaurant Properties’ Articles of Incorporation and Bylaws, page 122

U.S. Securities and Exchange Commission

November 4, 2004

65.	Please disclose why the proposed amendment is a necessary condition to the merger agreement.

Complied with by revising page 124 to disclose that the requirement to offer stockholders a cash alternative would be inconsistent with the transaction structure and that approval of the amendment is a condition under the CNLRP merger agreement.

Where You Can Find More Information, page 197

66.	Please incorporate CNLRP’s Form 8-A.

Complied with by revising page 198 to incorporate CNLRP’s Form 8-A.

Part II. Information Not Required in Prospectus

Item 20. Indemnification of Directors and Officers

67.	Please disclose whether the company maintains director and officer insurance.

Complied with by revising page II-1 to state that the Company has directors and officer’s liability insurance.

Exhibits

68.	Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them.

Under separate cover, the Companies will supplementally provide draft legal and tax opinions for your review.

Cover Letter Dated September 20, 2004

Restatement of Audited Financial Information

69.	We note that the Companies intend to restate their financial statements to reflect the sale or planned sale of certain assets in 2004 as discontinued operations as well as for retroactive application of FIN 46. The Form 10-Ks were correct when filed and accordingly, revisions to audited financial statements should be made in a Form 8-K rather than amending your Form 10-Ks. Please revise accordingly and incorporate the Form 8-Ks into your joint proxy statement/prospectus.

The Companies will file Forms 8-K, rather than amendments to their Forms 10-K, and will incorporate the Forms 8-K into the Registration Statement once they are filed.

70.	Also, when the Companies file the Form 8K’s with restated financial statements, please allow sufficient time in your schedule for the Staff to review this financial information prior to requesting acceleration of effectiveness.

U.S. Securities and Exchange Commission

November 4, 2004

The Companies acknowledge your comment and will comply.

* * * *

If you have any further questions or require additional information, please do not hesitate to contact me at (214) 740-8743.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	Thomas H. McCormick
William J. Conti
Edmund D. Graff